                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             United Rentals, Inc.
            (Exact Name of Registrant as Specified in Its Charter)

                                   Delaware
        (State or Other Jurisdiction of Incorporation or Organization)

                                  06-1522496
                     (I.R.S. Employer Identification No.)

                          Four Greenwich Office Park
                         Greenwich, Connecticut 06830
                                (203) 622-3131
   (Address, Including Zip Code, and Telephone Number, Including Area Code,
                 of  Registrant's Principal Executive Offices)

                               Bradley S. Jacobs
                          Four Greenwich Office Park
                         Greenwich, Connecticut 06830
                                (203) 622-3131
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                            of  Agent For Service)

 A copy of all communications, including communications sent to the agent for service, should be sent to:

         Joseph  Ehrenreich, Esq.                    Stephen M. Besen, Esq.
 Ehrenreich Eilenberg Krause & Zivian LLP          Weil, Gotshal & Manges LLP
            11 East 44th Street                         767 Fifth Avenue
            New York, NY 10017                         New York, NY 10153
              (212) 986-9700                            (212) 310-8000


Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                        CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------
                                        Proposed          Proposed
Title of Each Class of                  Maximum           Maximum
Securities to be        Amount to be    Aggregate Price   Aggregate            Amount of
Registered              Registered      Per Unit (2)      Offering Price (2)   Registration Fee
----------------------  ------------    ---------------   ------------------   ----------------
Common Stock, par       989,596
value $0.01 per share   Shares(1)       $  27.56          $ 27,273,266         $  7,582

     (1) All of these shares are outstanding shares which may be sold, from time to time, by certain selling security holders.

     (2) Calculated solely for the purpose of determining the registration fee pursuant to Rule 457(c) based upon the average of the high and low sales prices of the Company's Common Stock on August 26, 1999, as reported on the New York Stock Exchange Composite Tape.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS



                             UNITED RENTALS, INC.

                                 Common Stock

                              ------------------


     Certain of our security holders may sell, from time to time, up to 989,596 shares of our common stock. The selling security holders may sell shares:

       . through the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise;

       . directly to purchasers or through agents, brokers, dealers or underwriters; and

       . at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

     Our common stock is traded on the New York Stock Exchange under the symbol "URI."

     Investing in our securities involves certain risks. See "Risk Factors" beginning on page 8.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                The date of this prospectus is August 30, 1999

            CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in, or incorporated by reference in, this prospectus are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Certain of such risks and uncertainties are discussed below under the heading "Risk Factors." We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC aT 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company.

                          INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus. Any information we file with SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.

     We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

     .    Annual Report on Form 10-K for the year ended December 31, 1998;

     . Current Report on Form 8-K dated January 27, 1998 and Amendment No. 1 thereto on Form 8-K/A dated February 4, 1998;

     . Current Report on Form 8-K dated June 18, 1998 and Amendment No. 1 thereto on Form 8-K/A dated July 21, 1998;

     .    Current Report on Form 8-K dated July 21, 1998;

     . Current Report on Form 8-K dated December 24, 1998 (only the financial statements included therein that are identified under the caption "Experts" in this prospectus);

     .    Current Report on Form 8-K dated February 18, 1999;

     . The pro forma unaudited consolidated financial statements of United Rentals included on pages F-1 through F-6 in the Registration Statement on Form S-3, registration number 333-71775, filed March 2, 1999;

     .    Current Report on Form 8-K dated March 19, 1999; and

     . Registration Statement on Form 8-A dated November 7, 1998 (filed on December 3, 1998) and Registration Statement on Form 8-A dated August 6, 1998.

     We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to: United Rentals, Inc., Attention:
Corporate Secretary, Four Greenwich Office Park, Greenwich, Connecticut 06830, telephone number: (203) 622-3131.

                             UNITED RENTALS, INC.

     United Rentals is the largest equipment rental company in North America with 637 branch locations in 43 states, six Canadian provinces and Mexico. We offer for rent over 600 different types of equipment on a daily, weekly or monthly basis and serve customers that include construction industry participants, industrial companies and homeowners. We also sell used rental equipment, act as a dealer for many types of new equipment, and sell related merchandise and parts. In the past year, we have served over one million customers.

     We have one of the most comprehensive and newest equipment rental fleets in the industry. The types of rental equipment that we offer include a broad range of light to heavy construction and industrial equipment, such as backhoes, aerial lifts, skid-steer loaders, forklifts, compressors, pumps and generators, as well as a variety of smaller tools and equipment. Our equipment fleet has an original purchase price of approximately $2.5 billion and a weighted average age of approximately 25 months (based on original purchase price).

     We began operations in October 1997 and have grown through a combination of internal growth, acquisitions and the opening of new rental locations. We have an ongoing acquisition program and had completed 153 acquisitions through July 27, 1999, including our merger with U.S. Rentals, Inc. ("U.S. Rentals") in September 1998. At the time of the merger, U.S. Rentals was the second largest equipment rental company in the United States based on 1997 rental revenues.

     Our principal executive offices are located at Four Greenwich Office Park, Greenwich, Connecticut 06830, and our telephone number is (203) 622-3131.

                            Competitive Advantages

     We believe that we benefit from the following competitive advantages:

     Full Range of Rental Equipment. We have the largest and most comprehensive equipment rental fleet in the industry, which enables us to:

    .    attract customers by providing the benefit of "one-stop" shopping;

    . serve a diverse customer base, which reduces our dependence on any particular customer or group of customers;

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

     . serve large customers that require assurance that substantial quantities of different types of equipment will be available as required on a continuing basis;

     .    minimize lost sales due to equipment being unavailable; and

     . serve attractive specialty equipment rental markets, such as trench shoring, traffic safety and portable tanks.

      Operating Efficiencies. We generally group our branches into clusters of 10 to 30 locations that are in the same area. Our information technology systems enable each branch to track equipment at any other branch and to access all available equipment within a cluster. We believe that our cluster strategy produces significant operating efficiencies by enabling us to:

     . market the equipment within a cluster through multiple branches, rather than a single branch, which increases our equipment utilization rate;

     . cross-market the equipment specialties of different branches within each cluster, which increases revenues without increasing marketing expenses;

     . reduce costs by centralizing common functions such as payroll, credit and collection, and certain equipment delivery into 22 regional service centers; and

     .    consolidate overlapping operations to better serve our customers.

     Significant Purchasing Power. We have significant purchasing power because of our volume purchases. As a result, we can generally buy new equipment and related merchandise and parts at prices that are significantly lower than prices paid by smaller companies. We can also buy many other products and services-- such as insurance, telephone and fuel--at attractive rates.

     Information Technology Systems. We have modern information technology systems which facilitate decision-making and enable us to respond to changing market conditions. These systems provide management with a wide range of operating and financial data, including reports on inventory, receivables, customers, vendors, fleet utilization and price and sales trends. These systems are designed to enable branch personnel to search for needed equipment throughout a geographic region, determine its closest location and arrange for delivery to a customer's work site. These systems include software developed by our Wynne Systems subsidiary, which is the leading provider of proprietary software for use by equipment rental companies in managing and operating multiple branch locations. We have an in-house staff of specialists that supports our information technology systems and extends the systems to new locations.

     Customer Diversity. Our customer base is highly diversified and ranges from Fortune 100 companies to small contractors and homeowners. We estimate that our top ten customers accounted for approximately 4% of our revenues during 1998 (on a pro forma basis as if the acquisitions that we completed in 1998 and 1999 had been completed at the beginning of 1998).

     Geographic Diversity. We have branches in 43 states, six Canadian provinces and Mexico. We believe that our geographic diversity should reduce the impact that fluctuations in regional economic conditions have on our overall financial performance. Our geographic diversity and large network of branch locations also give us the ability to serve national accounts and access used equipment re-sale markets across the country.

     Experienced Senior Management. Our senior management combines executives who have extensive operating experience in the equipment rental industry with executives who have proven track records in other industries. Our senior management includes former officers of United Waste Systems, Inc., which was a publicly-traded solid waste management company that successfully executed a growth strategy combining a disciplined acquisition program, the integration and optimization of acquired facilities, and internal growth. Our senior management also includes former executives of U.S. Rentals who have extensive experience in the equipment rental industry.

     Strong and Motivated Branch Management. Each of our branches has a full-time branch manager who is supervised by one of our 50 district managers and eight regional vice presidents. We believe that our branch and district managers, who average over 20 years of experience in the equipment rental industry, are among the most knowledgeable and experienced in the industry. We encourage entrepreneurship at the branch level by giving branch managers a high degree of autonomy relating to day-to-day operations. For example, each branch manager is empowered to make decisions--within budgetary guidelines--concerning staffing, pricing and equipment purchasing. We also promote entrepreneurship at the branch level, as well as equipment sharing among branches, through our profit sharing program which directly ties the compensation of branch personnel to their branch's financial performance and equipment utilization rates. We balance the autonomy that we grant branch managers with systems through which senior management closely tracks branch performance. We also share information across branches so that each branch can measure its operating performance relative to other branches and benefit from the best practices developed throughout our organization.

     Professional Acquisition Team. Our 25-person acquisition team is engaged in identifying and evaluating acquisition candidates and executing our acquisition program. The core of this group consists of seasoned acquisition professionals-- most of whom were members of the acquisition team at United Waste Systems, where they completed over 200 acquisitions. The team also includes former owners of businesses that we acquired, who have extensive industry experience and contacts with potential acquisition candidates.

                                Growth Strategy

     Our plan for future growth includes the following key elements:

     Continue Strong Internal Growth. We are seeking to sustain our strong internal growth by:

     . increasing the cross-marketing of our equipment specialties at different locations;

     . increasing our advertising and marketing--which become increasingly cost-effective as we grow because the benefits are spread over a larger number of branches;

     . expanding our national accounts program--which dedicates a portion of our sales force to establishing and expanding relationships with large customers that have a national or multi-regional presence;

     . increasing our rentals to industrial companies by developing a comprehensive marketing program specifically aimed at this sector; and

     .    expanding and modernizing our equipment fleet.

     Execute Disciplined Acquisition Program. We intend to continue our disciplined acquisition program. We generally seek to acquire multiple locations within the regions that we enter, with the goal of creating clusters of locations that can share various resources, including equipment, marketing resources, back office functions and certain equipment delivery. We are seeking to acquire companies of varying sizes, including relatively large companies to serve as platforms for new regional clusters and smaller companies to complement existing or anticipated locations. In considering whether to buy a company, we evaluate a number of factors, including purchase price, anticipated impact on earnings, the quality of the target's rental equipment and management, the opportunities to improve operating margins and increase internal growth at the target, the economic prospects of the region in which the target is located, the potential for additional acquisitions in the region, and the competitive landscape in the target's markets.

     Open New Rental Locations. Because most of the businesses that we acquired grew through developing start-up rental locations, many of our managers have substantial experience in this area. We intend to leverage this experience by selectively opening new rental locations in attractive markets where there are no suitable acquisition targets available or where the economics of a start-up location are more attractive than buying an existing business.

     Increase Cost Savings. We work to reduce costs by efficiently integrating new and existing operations, eliminating duplicative costs, centralizing common functions, consolidating locations that serve the same areas, and using our purchasing power to negotiate discounts from suppliers.

     Continue to Emphasize Management Systems and Controls. We intend to further strengthen our management systems and controls, which currently include:

     . an audit group that is responsible for ensuring that we have adequate financial, operating, and management information controls throughout our organization;

     . a team of regional and district controllers that monitors each branch for compliance with financial and accounting procedures established at corporate headquarters; and

     . a risk management and safety department that is responsible for: (1) developing and implementing safety programs and procedures, (2) developing our customer and employee training programs and (3) investigating and managing any claims that may be asserted against us.

                              Industry Background

Industry Size and Growth

     We estimate that the U.S. equipment rental industry generates annual revenues in excess of $20 billion. The combined equipment rental revenues of the 100 largest equipment rental companies have increased at an estimated compound annual rate of approximately 25.2% from 1993 through 1998 (based upon revenues, reported by the Rental Equipment Register, an industry trade publication). In addition to reflecting general economic growth, we believe that the growth in the equipment rental industry reflects the following trends:

               Recognition of Advantages of Renting. Equipment users are increasingly recognizing the many advantages that equipment rental may offer compared with ownership. They recognize that by renting they can:

          . avoid the large capital investment required for equipment purchases;

          .    reduce storage and maintenance costs;

          . supplement the equipment that they own and thereby increase the range and number of jobs that they can work on;

          . access a broad selection of equipment and select the equipment best suited for each particular job;

          . obtain equipment as needed and minimize the costs associated with idle equipment; and

          .    access the latest technology without investing in new equipment.

     These advantages frequently allow equipment users to reduce their overall costs by renting rather than buying the equipment they need.

               Increase in Rentals by Contractors. There has been a fundamental shift in the way contractors meet their equipment needs. While contractors have historically used rental equipment on a temporary basis--to provide for peak period capacity, meet specific job requirements or replace broken equipment--many contractors are now also using rental equipment on an ongoing basis to meet their long-term equipment requirements.

     Although growth in the equipment rental industry has to date been largely driven by the increase in rentals by the construction industry, we believe that other equipment users may increasingly contribute to future industry growth. For example, many industrial companies require equipment for operating, repairing, maintaining and upgrading their facilities, and renting this equipment will often be more cost-effective than purchasing because typically this equipment is not used full-time. We believe that the cost and other advantages of renting, together with the general trend toward the corporate outsourcing of non-core competencies, may increasingly lead industrial companies to rent equipment. We also believe that these same considerations may lead other equipment users--such as municipalities, government agencies and utilities--to increasingly rent equipment. Because the penetration of these markets by the equipment rental industry is very low in comparison to its penetration of the construction market, we believe there is significant potential for additional growth in these markets.

Industry Fragmentation

     The equipment rental industry is highly fragmented. It consists of a small number of multi-location regional or national operators and a large number of relatively small, independent businesses that serve discrete local markets. This fragmentation is reflected in the following data:

     . in 1998, there were only 12 equipment rental companies that had equipment rental revenues in excess of $100 million and approximately 100 equipment rental companies that had equipment rental revenues between $5 million and $100 million

          (based upon rental revenues for 1998 provided by the Rental Equipment Register, an industry trade publication);

     . we estimate that there are more than 20,000 companies with annual equipment rental revenues of less than $5 million; and

     . we estimate that the 100 largest equipment rental companies combined have less than a 25% share of the market.

     We believe that the fragmented nature of the industry presents substantial consolidation and growth opportunities for companies with access to capital and the ability to implement a disciplined acquisition program. We also believe that our management team's extensive experience in acquiring and effectively integrating acquisition targets should enable us to capitalize on these opportunities.

                                 RISK FACTORS

     In addition to the other information in this document, you should carefully consider the following factors before making an investment decision.

Sensitivity to Changes in Construction and Industrial Activities

     Our equipment is principally used in connection with construction and industrial activities. Consequently, a downturn in construction or industrial activity may lead to a decrease in demand for our equipment, which could adversely affect our business. We have identified below certain of the factors which may cause such a downturn either temporarily or long-term:

     .    a  general slow-down of the economy;

     .    an increase in interest rates; or

     . adverse weather conditions which may temporarily affect a particular region.

Acquired Companies Not Historically Operated as a Combined Business

     The businesses that we acquired have been in existence an average of 29 years and some have been in existence for more than 50 years. However, these businesses were not historically managed or operated as a single business. Although we believe that we can successfully manage and operate the acquired businesses as a single business, we cannot be certain of this.

Limited Operating History

     We commenced equipment rental operations in October 1997 and have grown through a combination of internal growth and the acquisition of 153 companies (through July 27, 1999), including a merger in September 1998 with U.S. Rentals. Due to the relatively recent commencement of our operations, we have only a limited history upon which you can base an assessment of our business and prospects.

Risks Relating to Growth Strategy

     Key elements of our growth strategy are to continue to expand through a combination of internal growth, a disciplined acquisition program and the opening of new rental locations. We have identified below some of the risks relating to our growth strategy:

     Availability of Acquisition Targets and Sites for Start-Up Locations. We may encounter substantial competition in our efforts to acquire additional rental companies and sites for start-up locations. Such competition could have the effect of increasing the prices that we will have to pay in order to acquire such businesses and sites. We cannot guarantee that any additional businesses or sites that we may wish to acquire will be available to us on terms that are acceptable to us.

     Need to Integrate New Operations. Our ability to realize the expected benefits from completed and future acquisitions depends, in large part, on our ability to integrate the new operations with our existing operations in a timely and effective manner. Accordingly, we devote substantial efforts to the integration of new operations. We cannot, however, guarantee that these efforts will always be successful. In addition, under certain circumstances, these efforts could adversely affect our existing operations.

     Debt Covenants. Certain of the agreements governing our outstanding indebtedness provide that we may not make acquisitions unless certain financial conditions are satisfied or the consent of the lenders is obtained. Our ability to grow through acquisitions may be constrained as a result of these provisions.

     Certain Risks Related to Start-Up Locations. We expect that start-up locations may initially have a negative impact on our results of operations and margins for a number of reasons, including that (1) we will incur significant start-up expenses in connection with establishing each start-up location and (2) it will generally take some time following the commencement of operations for a start-up location to become profitable. Although we believe that start-ups can generate long-term growth, we cannot guarantee that any start-up location will become profitable within any specific time period, if at all.

Dependence on Additional Capital to Finance Growth

     We will require substantial capital in order to execute our growth strategy. We will require capital for, among other purposes, completing acquisitions, establishing new rental locations, and acquiring rental equipment. If the cash that we generate from our business, together with cash that we may borrow under our credit facility, is not sufficient to fund our capital requirements, we will require additional debt and/or equity financing. We cannot, however, be certain that any additional financing will be available or, if available, will be available on terms that are satisfactory to us. If we are unable to obtain sufficient additional capital in the future, our ability to implement our growth strategy could be limited.

Possible Undiscovered Liabilities of Acquired Companies

     Prior to making an acquisition, we seek to assess the liabilities of the target company that we will become responsible for as a result of the acquisition. Nevertheless, we may fail to discover certain of such liabilities. We seek to reduce our risk relating to these possible hidden liabilities by generally obtaining the agreement of the seller to reimburse us in the event that we discover any material hidden liabilities. However, this type of agreement, if obtained, may not fully protect us against hidden liabilities because (1) the seller's obligation to reimburse us is generally limited in duration and/or or amount and (2) the seller may not have sufficient financial resources to reimburse us. Furthermore, when we acquire a public company (such as when we acquired U.S. Rentals) we generally do not obtain this type of agreement.

Dependence on Management

     We are highly dependent upon our senior management team. Consequently, our business could be adversely affected in the event that we lose the services of any member of senior management. Furthermore, if we lose the services of certain members of senior management, it is an event of default under the agreements governing our credit facility and certain of our other indebtedness, unless we appoint replacement officers satisfactory to the lenders within 30 days. We do not maintain "key man" life insurance with respect to members of senior management.

Competition

     The equipment rental industry is highly fragmented and competitive. Our competitors primarily include small, independent businesses with one or two rental locations; regional competitors which operate in one or more states; public companies or divisions of public companies; and equipment vendors and dealers who both sell and rent equipment directly to customers. We may in the future encounter increased competition from our existing competitors or from new companies. In addition, certain equipment manufacturers may commence (or increase their existing efforts relating to) renting and selling equipment directly to our customers.

Fluctuations of Operating Results

     We expect that our revenues and operating results may fluctuate from quarter to quarter or over the longer term due to a number of factors, including:

     . seasonal rental patterns of our customers--with rental activity tending to be lower in the winter;

     . changes in general economic conditions in our markets, including changes in construction and industrial activities;

     . the timing of acquisitions, new location openings, and related expenditures;

     . the effect of the integration of acquired businesses and start-up locations;

     . if we determine that a potential acquisition will not be consummated, the need to charge against earnings any expenditures relating to such transaction (such as financing commitment fees, merger and acquisition advisory fees and professional fees) previously capitalized;

     . the timing of expenditures for new equipment and the disposition of used equipment; and

     . changes in demand for our equipment or the prices therefor due to changes in economic conditions, competition or other factors.

Liability and Insurance

     We are exposed to various possible claims relating to our business. These include claims relating to (1) personal injury or death caused by equipment rented or sold by us, (2) motor vehicle accidents involving our delivery and service personnel and (3) employment related claims. We carry a broad range of insurance for the protection of our assets and operations. However, such insurance may not fully protect us for a number of reasons, including:

     . our coverage is subject to a deductible of $0.5 million and limited to a maximum of $97 million per occurrence;

     . we do not maintain coverage for environmental liability, since we believe that the cost for such coverage is high relative to the benefit that it provides; and

     . certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, might not be covered by our insurance.

     We cannot be certain that insurance will continue to be available to us on economically reasonable terms, if at all.

Environmental and Safety Regulations

     There are numerous federal, state and local laws and regulations governing environmental protection and occupational health and safety matters. These include laws and regulations that govern wastewater discharges, the use, treatment, storage and disposal of solid and hazardous wastes and materials, air quality and the remediation of contamination associated with the release of hazardous substances. Under these laws, an owner or lessee of real estate may be liable for, among other things, (1) the costs of removal or remediation of hazardous or toxic substances located on, in, or emanating from, the real estate, as well as related costs of investigation and property damage and substantial penalties, and (2) environmental contamination at facilities where its waste is or has been disposed. These laws often impose liability whether or not the owner or lessee knew of the presence of the hazardous or toxic substances and whether or not the owner or lessee was responsible for these substances. Our activities that are or may be affected by these laws include our use of hazardous materials to clean and maintain equipment and our disposal of solid and hazardous waste and wastewater from equipment washing. We also dispense petroleum products from underground and above-ground storage tanks located at certain rental locations, and at times we must remove or upgrade tanks to comply with applicable laws. Furthermore, we have acquired or lease certain locations which have or may have been contaminated by leakage from underground tanks or other sources and are in the process of assessing the nature of the required remediation. Based on the conditions currently known to us, we believe that any unreserved environmental remediation and compliance costs required with respect to those conditions will not have a material adverse effect on our business. However, we cannot be certain that we will not identify adverse environmental conditions that are not currently known to us, that all potential releases from underground storage tanks removed in the past have been identified, or that environmental and safety requirements will not become more stringent or be interpreted and applied more stringently in the future. If we are required to incur environmental compliance or remediation costs that are not currently anticipated by us, our business could be adversely affected depending on the magnitude of the cost.

Concentrated Control

     As of June 30, 1999, the executive officers and directors of our company owned in the aggregate approximately 45.5% of the common stock of our company, giving effect to the exercise of all currently exercisable options and warrants (48.4% on a pro forma basis giving effect to the exercise of all outstanding options and warrants). Such share ownership may effectively give these persons the power to elect all of the directors of our company (other than the two directors that are elected directly by the holders of our company's outstanding preferred stock) and to control our management and affairs.

Risks Related to International Operations

     Our operations outside the United States are subject to risks normally associated with international operations. These include the need to convert currencies, which could result in a gain or loss depending on fluctuations in exchange rates, and the need to comply with foreign laws.

Dependence on Information Technology Systems

     Our ability to monitor and control our operations depends to a large extent on the proper functioning of our recently-installed information technology systems. Any disruption in these systems or the failure of these systems to operate as expected could, depending on the magnitude and duration of the problem, adversely affect our business and our ability to implement our growth strategy.

Year 2000 Issues

     Our software vendors have informed us that our recently-installed management information system is year 2000 compliant. We have, therefore, not developed any contingency plans relating to year 2000 issues and have not budgeted any funds for year 2000 issues. Although we believe that our system is year 2000 compliant, unanticipated year 2000 problems may arise which, depending on the nature and magnitude of the problem, could adversely affect our business. Furthermore, year 2000 problems involving third parties may have a negative impact on our customers or suppliers, the general economy or on the ability of businesses generally to receive essential services (such as telecommunications, banking services, etc.). Any such problem could adversely affect our business. We are unable at this time to assess the possible impact on our business of year 2000 problems involving any third party.

Restrictive Covenants

     The agreements governing our existing long-term indebtedness contain, and future agreements governing our long-term indebtedness may also contain, certain restrictive financial and operating covenants which affect, and in many respects significantly limit or prohibit, among other things, our ability to incur indebtedness, make prepayments of certain indebtedness, make investments, create liens, make acquisitions, sell assets and engage in mergers and consolidations. These covenants may significantly limit our operating and financial flexibility.

                                USE OF PROCEEDS

     The shares covered by this prospectus are being offered by certain selling security holders and not by our company. Consequently, our company will not receive any proceeds from the sale of these shares.

                           SELLING SECURITY HOLDERS

     Certain of our security holders may sell, from time to time, up to 989,596 shares of our common stock pursuant to this prospectus. The table below identifies the selling security holders and indicates the number of shares that each selling security holder may sell pursuant to this prospectus. If a selling security holder transfers any of the shares shown in the table, the transferee will be considered a selling security holder for purposes of this prospectus, provided that (1) the transfer was a private placement and (2) the transferee is identified in a supplement to this prospectus.

--------------------------------------------------------------------------------------
Name of Selling Security Holder (1)                               Number of Shares
--------------------------------------                            ----------------
--------------------------------------------------------------------------------------
Cave Family Limited Partnership                                       102,409(3)
--------------------------------------------------------------------------------------
Doran Family Foundation Inc.(2)                                        28,000(3)
--------------------------------------------------------------------------------------
John T. Doran, Sr. Trustee (under agreement dated 10/19/82            756,470(3)
by Doran Revocable Living Trust)(2)
--------------------------------------------------------------------------------------
John T. Doran, Sr. as Trustee for the John T. Doran                    88,718(3)
Revocable Trust(2)
--------------------------------------------------------------------------------------
St. John Vianney Supporting Organization(2)                            13,999(3)
--------------------------------------------------------------------------------------

____________________
(1) Each of the selling security holders is a former owner of a business that we acquired (or an affiliate or relative of such a former owner) or a trust or charitable organization that acquired shares from such a former owner (or such affiliate or relative).

(2) The indicated selling security holder serves as a consultant to our company (or is an affiliate, relative or transferee of such consultant to our company).

(3) The selling security holders own of record the following additional shares not shown in the table: Cave Family Limited Partnership (204,816 shares); Doran Family Foundation Inc. (289,253 shares); John T. Doran, Sr. Trustee (under agreement dated 10/19/82 by Doran Revocable Living Trust) (580,260 shares); John T. Doran, Sr. as Trustee for the John T. Doran Revocable Trust (108,435 shares); and St. John Vianney Supporting Organization (17,112 shares). These additional shares are not covered by this prospectus.

                             PLAN OF DISTRIBUTION

     The selling security holders may sell shares:

     . through the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise;

     . directly to purchasers or through agents, brokers, dealers or underwriters; and

     . at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

     If a selling security holder sells shares through agents, brokers, dealers or underwriters, such agents, brokers, dealers or underwriters may receive compensation in the form of discounts, commissions or concessions. Such compensation may be greater than customary compensation.

     To the extent required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

                                 LEGAL MATTERS

     Certain legal matters relating to the shares of common stock that may be offered pursuant to this prospectus will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York, and Ehrenreich Eilenberg Krause & Zivian LLP, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited the following financial statements, as set forth in their reports, which are incorporated in this prospectus by reference:

 .    the consolidated financial statements of United Rentals, Inc. at December
     31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998;

 .    the financial statements of Mission Valley Rentals, Inc. at June 30, 1997 and 1996 and for the years then ended, included in the Company's Current Report on Form 8-K/A dated February 4, 1998; and

 .    the financial statements of Power Rental Co. Inc. at July 31, 1997 and for the year then ended, included in the Company's Current Report on Form 8-K/A dated July 21, 1998 and in the Company's Current Report on Form 8-K dated December 24, 1998.

These financial statements are incorporated herein by reference in reliance on their reports, given on their authority as experts in accounting and auditing.

     The combined financial statements of Equipment Supply Co., Inc. and Affiliates as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in the Company's Current Reports on Form 8-K dated July 21, 1998 and December 24, 1998, have been audited by BDO Seidman, LLP independent certified public accountants, as set forth in their report thereon included therein, and are incorporated by reference herein in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of McClinch Inc. and subsidiaries as of January 31, 1998 and August 31, 1998, and for the year ended January 31, 1998 and the financial statements of McClinch Equipment Services, Inc. as of December 31, 1997 and August 31, 1998, and for the year ended December 31, 1997, included in the Company's Current Report on Form 8-K dated December 24, 1998, have been audited by PricewaterhouseCoopers L.L.P., independent accountants, as set forth in their reports thereon included therein, and are incorporated by reference herein in reliance on such reports given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of BNR Group of Companies as of March 31, 1996 and 1997 and for the years ended March 31, 1996 and 1997 included in the Company's Current Report on Form 8-K/A dated February 4, 1998 have been audited by KPMG LLP, independent chartered accountants, as set forth in their report thereon included therein and are incorporated by reference herein in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

     The audited financial statements of Access Rentals, Inc. and Subsidiary and Affiliate, included in the Company's Current Report on Form 8-K/A dated February 4, 1998, have been incorporated by reference herein in reliance upon the report of Battaglia, Andrews & Moag, P.C., independent certified public accountants, 210 East Main Street, Batavia, New York 14020, for the periods indicated, given upon the authority of such firm as experts in accounting and auditing.

                                    PART II

Item 14.  Other Expenses of Issuance and Distribution

     The expenses of the Registrant in connection with the distribution of the securities being registered hereunder are set forth below and will be borne by the Registrant. All expenses are estimated other than the SEC registration fee.

--------------------------------------------------------------------------------
Securities and Exchange Commission registration fee.........     $   7,582
--------------------------------------------------------------------------------
Printing expenses...........................................         1,000
--------------------------------------------------------------------------------
Accounting fees and expenses................................        10,000
--------------------------------------------------------------------------------
Legal fees and expenses.....................................        10,000
--------------------------------------------------------------------------------
Miscellaneous...............................................         6,418
                                                                 ---------
--------------------------------------------------------------------------------
     Total..................................................     $  35,000
                                                                 =========
--------------------------------------------------------------------------------


Item 15.  Indemnification of Directors and Officers

     The Certificate of Incorporation (the "Certificate") of the United Rentals, Inc. (the "Company") provides that a director will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the "Delaware Law"), which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware Law is subsequently amended to permit further limitation of the personal liability of directors, the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the Delaware Law as amended.

     The Registrant, as a Delaware corporation, is empowered by Section 145 of the Delaware Law, subject to the procedures and limitation stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Company has entered into indemnification agreements with its directors and officers. In general, these agreements require the Company to indemnify each of such persons against expenses, judgments, fines, settlements and other liabilities incurred in connection with any proceeding (including a derivative action) to which such person may be made a party by reason of the fact that such person is or was a director, officer or employee of the Company or guaranteed any obligations of the Company, provided that the right of an indemnitee to receive indemnification is subject to the following limitations:
(i) an indemnitee is not entitled to indemnification unless he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful and
(ii) in the case of a derivative action, an indemnitee is not entitled to indemnification in the event that he is judged in a final non-appealable decision of a court of competent jurisdiction to be liable to the Company due to willful misconduct in the performance of his duties to the Company (unless and only to the extent that the court determines that the indemnitee is fairly and reasonably entitled to indemnification).

     Pursuant to Section 145 of the Delaware Law, the Registrant has purchased insurance on behalf of its present and former directors and officers against any liability asserted against or incurred by them in such capacity or arising out of their status as such.

Item 16.  Exhibits.

--------------------------------------------------------------------------------
     4.1.....  Amended and Restated Certificate of Incorporation of the
               Registrant dated August 5, 1998 (incorporated by reference to
               Exhibit 3.1 to the Registrant's Report on Form 10-Q for the
               quarterly period ended June 30, 1998)
--------------------------------------------------------------------------------
     4.2.....  Certificate of Amendment to the Registrant's Certificate of
               Incorporation dated September 29, 1998 (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form
               S-3 , No. 333-70151)
--------------------------------------------------------------------------------
     4.3.....  By-laws of the Registrant (incorporated by reference to Exhibit
               3.2 to the Registrant's Report on Form 10-Q for the quarterly period ended June 30, 1998)
--------------------------------------------------------------------------------
     5.1.....  Opinion of Ehrenreich Eilenberg Krause & Zivian LLP
--------------------------------------------------------------------------------
     23.1....  Consent of Ehrenreich Eilenberg Krause & Zivian LLP (included in
               Exhibit 5.1)
--------------------------------------------------------------------------------
     23.2....  Consent of Ernst & Young LLP
--------------------------------------------------------------------------------
     23.3....  Consent of KPMG LLP
--------------------------------------------------------------------------------
     23.4....  Consent of Battaglia, Andrews & Moag, P.C.
--------------------------------------------------------------------------------
     23.5....  Consent of  BDO Seidman LLP
--------------------------------------------------------------------------------
     23.6....  Consent of PricewaterhouseCoopers LLP
--------------------------------------------------------------------------------
     24.1....  Power of Attorney (included in Part II of the Registration
               Statement under the caption "Signatures")
--------------------------------------------------------------------------------

Item 17.  Undertakings.

        (a)  The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

 . (i)   To include any prospectus required by Section 10(a)(3) of the Securities
  Act of 1933;

 . (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

 . (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (d)  The undersigned registrant hereby undertakes that:

        (i) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich, Connecticut, on the 30th day of August, 1999.

                                        United Rentals, Inc.





                                        By: /s/ Michael J. Nolan
                                            --------------------
                                            Michael J. Nolan
                                            Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their respective capacities and on the respective dates indicated. Each person whose signature appears below hereby authorizes Bradley S. Jacobs, John N. Milne and Michael J. Nolan and each with full power of substitution, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the Registrant deems appropriate, and appoints each of Bradley S. Jacobs, John N. Milne and Michael J. Nolan, each with full power of substitution, attorney-in-fact to sign any amendment and any post-effective amendment to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith.



     Bradley S. Jacobs

     /s/ Bradley S. Jacobs
     ---------------------
     Bradley S. Jacobs
     Chairman, Chief Executive Officer and Director (Principal Executive
     Officer)
     August 30, 1999

     Wayland R. Hicks

     /s/ Wayland R. Hicks
     --------------------
     Wayland R. Hicks, Director
     August 30, 1999

     John N. Milne

     /s/ John N. Milne
     -----------------
     John N. Milne, Director
     August 30, 1999

     William F. Berry


     _________________________
     William F. Berry, Director
     August   , 1999

     John S. McKinney

     /s/ John S. McKinney
     --------------------
     John S. McKinney, Director
     August 30, 1999

     Leon D. Black


     _________________________
     Leon D. Black, Director
     August    , 1999


     Richard D. Colburn

     /s/ Richard D. Colburn
     _________________________
     Richard D. Colburn, Director
     August 30, 1999


     Ronald M. DeFeo

     /s/ Ronald M. DeFeo
     _________________________
     Ronald M. DeFeo, Director
     August 30, 1999

     Michael S. Gross


     _________________________
     Michael S. Gross, Director
     August    , 1999


     Richard J. Heckmann


     _________________________
     Richard J. Heckmann, Director
     August    , 1999



     Gerald Tsai, Jr.

     /s/ Gerald Tsai, Jr.
     _________________________
     Gerald Tsai, Jr., Director
     August 30, 1999


     Christian M. Weyer

     /s/ Christian M. Weyer
     ----------------------
     Christian M. Weyer, Director
     August 30, 1999


     Michael J. Nolan

     /s/ Michael J. Nolan
     --------------------
     Michael J. Nolan, Chief Financial Officer
     (Principal Financial Officer)
     August 30, 1999


     Peter R. Borzilleri

     /s/ Peter R. Borzilleri
     -----------------------
     Peter R. Borzilleri, Vice President, Corporate Controller
     (Principal Accounting Officer)
     August 30, 1999